FORM 4

[ ] Check this box if no longer                U.S. SECURITIES AND EXCHANGE COMMISSION
    subject to Section 16. Form                        Washington, D.C. 20549
    4 or Form 5 obligations may
    continue.  See Instruction 1(b).        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
   Kotick       Robert          A.             Activision, Inc. (ATVI)                           to Issuer (Check all applicable)
__________________________________________  _____________________________________________     _X_ Director      ___ 10% Owner
                                                                                              _X_ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for              title below)      below)
  c/o Activision, Inc.                         Number of Reporting     Month/Year             Chairman of the Board and
  3100 Ocean Park Boulevard                    Person (voluntary)      March 2001             Chief Executive Officer
__________________________________________                          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
Santa Monica      California       90405                               Original (Month/Year)     (Check applicable line)
__________________________________________                                                    _X_ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                      ___ Form Filed by more than one
                                                                                                  Reporting Person

>
                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                 Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/                   Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)                             (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Common Stock, par value         3/2/01         M(8)      90,000      A      $6.00
$.000001 per share

Common Stock, par value         3/2/01         S(8)      90,000      D     $23.0868
$.000001 per share

Common Stock, par value         3/2/01         M(8)      60,000      A      $6.00
$.000001 per share

Common Stock, par value         3/2/01         S(8)      10,000      D     $22.1250
$.000001 per share

Common Stock, par value         3/2/01         S(8)      50,000      D     $22.00
$.000001 per share

Common Stock, par value         3/16/01          S         5,000      D     $23.50
$.000001 per share

Common Stock, par value         3/16/01         S         5,000      D     $23.8125
$.000001 per share

Common Stock, par value         3/16/01          S        25,000      D     $23.625
$.000001 per share

Common Stock, par value         3/21/01         S         9,000      D     $23.1875
$.000001 per share

Common Stock, par value         3/22/01         S         7,500      D     $23.6875
$.000001 per share

Common Stock, par value         3/23/01         S        42,500      D     $24.0882      805,811           D
$.000001 per share

                                                                                          56,981           I                (1)

* If this form is filed by more than one reporting person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                          (Print or Type Responses)
                                                             Page 1 of 2

                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         (A)          (D)     able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

Employee Stock Options                   $6.125        3/1/01    J(2)                         249,067    5/22/00(5)    5/22/10

Employee Stock Options                   $6.125        3/1/01    J(2)            249,067                 5/22/00(5)    5/22/10

Employee Stock Options                   $6.125        3/1/01    J(3)                          38,430    5/22/00(5)    5/22/10

Employee Stock Options                   $6.125        3/1/01    J(3)             38,430                 5/22/00(5)    5/22/10

Employee Stock Options                   $6.00         3/1/01    J(3)                         150,000    8/10/00       4/18/10

Employee Stock Options                   $6.00         3/1/01    J(3)             150,000                8/10/00       4/18/10

Employee Stock Options                   $6.00         3/2/01    M(4)                          90,000    8/10/00       4/18/10

Employee Stock Options                   $6.00         3/2/01    M(4)                          60,000    8/10/00       4/18/10

Employee Stock Options                   $6.125        5/22/00     A        V   1,000,000                5/22/00(5)    5/22/10

Employee Stock Options                   $6.00         4/18/00      A        V     184,004                8/10/00       4/18/10

                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Employee Stock Options    Common Stock           249,067

Employee Stock Options    Common Stock           249,067                                           I                (6)

Employee Stock Options    Common Stock            38,430

Employee Stock Options    Common Stock            38,430                                           I                (6)

Employee Stock Options    Common Stock           150,000

Employee Stock Options    Common Stock           150,000                                           I                (6)

Employee Stock Options    Common Stock            90,000        $6.00

Employee Stock Options    Common Stock            60,000        $6.00

Employee Stock Options    Common Stock         1,000,000

Employee Stock Options    Common Stock           184,004                    3,023,109              D

                                                                              298,186              I               (7)

Explanation of Responses

(1)  Includes 19,500 shares held in an irrevocable trust for the benefit of the reporting person's minor children. The reporting person does not exercise or share investment control over such shares. The reporting person disclaims beneficial ownership of all such shares, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.
     Also includes 37,481 shares held by Delmonte Investments LLC, of which the reporting person is a member.
(2)  Sale of options to purchase shares of Common Stock to The Kotick Foundation for the
     Visual Arts L.L.C., of which the reporting person and his wife are the sole members, in exchange for a promissory note in the amount of $5,000,000.
(3)  Transfer of options to purchase shares of Common Stock to The Kotick Foundation for the Visual Arts L.L.C., of which the reporting person and his wife are the sole members.
(4)  Exercise of options by The Kotick Foundation for the Visual Arts L.L.C., of
     which the reporting person and his wife are the sole members.
(5)  The options vested as to 250,000 shares on 5/22/00 and vest as to the remaining 750,000 shares in 36 equal monthly installments beginning on
     6/22/00 and ending on 5/22/03.
(6)  Represents options to purchase shares of common stock transferred by the reporting person to The Kotick Fourndation for the Visual Arts L.L.C., of
     which the reporting person and his wife are the sole members.
(7)  Represents 110,689 options held in an irrevocable trust for the benefit of the reporting person's minor children. The reporting person disclaims beneficial ownership of all such shares, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Section 16 or for any other purpose. Also includes options to purchase 287,497 shares of common stock held by The
     Kotick Fourndation for the Visual Arts L.L.C., of which the reporting person and his wife are the sole members.
(8)  Acquisition/disposition of shares by The Kotick Foundation for the Visual
     Arts L.L.C., of which the reporting person and his wife are the sole members.

                                                                                /s/ Robert A. Kotick                4/10/01
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ----------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

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